UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                              STOCKER & YALE, INC.
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                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
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                         (Title of Class of Securities)

                                    86126T03
              -----------------------------------------------------
                                 (CUSIP Number)

                               SEPTEMBER 17, 1998
              -----------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
               |_|    Rule 13d-1(b)
               |X|    Rule 13d-1(c)
               |_|    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).












                    *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 86126T03          SCHEDULE 13G          Page 2 of 3 Pages


1   NAME OF REPORTING PERSON

          RICHARD L. CHILTON, JR.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                  (see instructions)     (b)  [ ]

3   SEC USE ONLY

4   CITZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES

  NUMBER OF      5  SOLE VOTING POWER

   SHARES                0

 BENEFICIALLY    6  SHARED VOTING POWER

OWNED BY EACH            0

 REPORTING       7  SOLE DISPOSITIVE POWER

PERSON WITH              0

                 8  SHARED DISPOSITIVE POWER

                         0

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)              [ ]
    EXCLUDES CERTAIN SHARES (See Instructions)

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          0

12  TYPE OF REPORTING PERSON (See Instructions)

          IN

          The Schedule 13G initially filed on April 3, 1998 by Richard L. Chilton, Jr. (the "Reporting Person") with respect to the common stock (the "Common Stock"), par value $.001 per share, of Stocker & Yale, Inc., a Massachusetts corporation, is hereby amended by this Amendment No. 1 to the
Schedule 13G to report a decrease in the percentage of class beneficially owned that terminates the Reporting Person's obligation. Since the Reporting Person no longer beneficially owns more than 5% of the shares of Common Stock outstanding, this filing constitutes the Reporting Person's final statement on Schedule 13G with respect to the Common Stock. The
Schedule 13G is hereby amended as follows:

A. Item 4 is hereby amended and restated in its entirety to read as follows:

Item      4. OWNERSHIP:


(a)       AMOUNT BENEFICIALLY OWNED: 0 shares of Common Stock.

(b)       PERCENT OF CLASS: 0%

(c)       NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

          (i)    sole power to vote or to direct the vote:

                 0

          (ii)   shared power to vote or to direct the vote:

                 0

          (iii)  sole power to dispose or to direct the disposition of:

                 0

          (iv)   shared power to dispose or to direct the disposition of:

                 0

B. Item 5 is hereby amended and restated in its entirety to read as follows:

Item      5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:


          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: |X|

                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



 Dated:  September 28, 1998                RICHARD L. CHILTON, JR.

                                           By:  /s/ Richard L. Chilton, Jr.
                                               ----------------------------